New Found Gold Continues to Confirm Continuity of the AFZ Core and Intersect New Mineralization at Depth at the Queensway Gold Project

Vancouver, BC, May 4, 2026 - New Found Gold Corp. (TSXV: NFG) (NYSE American: NFGC) ("New Found Gold" or the "Company") is pleased to announce further results confirming the continuity of gold mineralization in the AFZ Core from 2025 infill drilling on its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada.

Keats West zone ("Keats West") highlights include:

  9.51 g/t Au over 19.85 m from 64.15 m (NFGC-25-2618)1
  3.50 g/t Au over 20.45 m from 14.00 m (NFGC-25-2616)
  2.56 g/t Au over 20.40 m from 8.00 m (NFGC-25-2607)
  3.35 g/t Au over 14.15 m from 8.35 m (NFGC-25-2619)
  2.68 g/t Au over 16.40 m from 19.60 m (NFGC-25-2586)

Iceberg zone ("Iceberg") highlights include:

  8.40 g/t Au over 12.45 m from 35.55 m (NFGC-25-2391)
  5.59 g/t Au over 12.00 m from 114.85 m (NFGC-25-2367)
  14.1 g/t Au over 2.40 m from 187.60 m (NFGC-25-2378)

Keats zone, including Keats South zone ("Keats") highlights include:

  36.1 g/t Au over 2.00 m from 32.40 m (NFGC-25-2483)
  9.15 g/t Au over 7.15 m from 153.50 m (NFGC-25-2492)
  12.5 g/t Au over 2.95 m from 36.00 m (NFGC-25-2525)

Melissa Render, President of New Found Gold stated: "These final Queensway Phase 1 Keats West, Iceberg and Keats open pit infill results continue to demonstrate the continuity of gold mineralization in the block model and mine plan. In addition, step-out drilling below the Phase 2 Iceberg and Keats open pits returned high gold grades over broad widths, demonstrating the potential to add to the resource base proximal to the AFZ Core. These new mineralized intercepts will be followed up as part of our 2026 program."

1 g/t Au = grams of gold per tonne, m = metres

Work Summary and Results

The results presented in this press release include the final results from infill drilling of Phase 1 open pits at Keats West, Iceberg and Keats, step-out drilling below Keats and Iceberg Phase 2 open pits, and pre-development drilling for proposed site infrastructure, geotechnical drilling and hydrogeological drilling completed in 2025 (Figure 1). The total meterage reported in this press release is 22,796 m of drilling in 201 diamond drill holes ("DDH"). Further results from other portions of the 2025 drill program, representing approximately 6% of the 74,377 m 2025 drill program, remain outstanding.

Figure 1: Plan view map of the AFZ Core with location of Keats West, Iceberg, Keats and Keats South.

Infill Drilling

Infill drilling of the Phase 1 open pits was a priority in the 2025 program and the results reported comprise all remaining Phase 1 open pit infill DDH from Keats West (2,380 m in 29 DDH), Iceberg (1,371 m in 12 DDH) and Keats (3,226 m in 29 DDH; Figures 1 - 3). Infill drilling at Keats West, Iceberg and Keats was designed to upgrade mineral resources from the inferred to the indicated category within the Phase 1 open pits as outlined in the Preliminary Economic Assessment ("PEA"; see the New Found Gold press release dated July 21, 2025), with some DDH also testing portions of the Phase 2 open pits. The infill drill results align well with the initial mineral resource estimate ("MRE"; see the New Found Gold press release dated March 24, 2025) block model and will be incorporated into the next mineral resource update.

Keats West infill highlights include:

  9.51 g/t Au over 19.85 m from 64.15 m (NFGC-25-2618)
  3.50 g/t Au over 20.45 m from 14.00 m (NFGC-25-2616)
  2.56 g/t Au over 20.40 m from 8.00 m (NFGC-25-2607)
  3.35 g/t Au over 14.15 m from 8.35 m (NFGC-25-2619)
  2.68 g/t Au over 16.40 m from 19.60 m (NFGC-25-2586)
  2.86 g/t Au over 14.35 m from 34.00 m (NFGC-25-2619)
  1.68 g/t Au over 18.05 m from 55.10 m (NFGC-25-2619)
  2.16 g/t Au over 11.10 m from 43.95 (NFGC-25-2622)
  1.92 g/t Au over 11.45 m from 22.00 m (NFGC-25-2618)
  1.28 g/t Au over 15.15 m from 44.30 m (NFGC-25-2602)
  1.37 g/t Au over 13.95 m from 38.40 m (NFGC-25-2607)
  1.33 g/t Au over 10.25 m from 43.65 (NFGC-25-2586)

Iceberg infill highlights include:

  8.40 g/t Au over 12.45 m from 35.55 m (NFGC-25-2391)
  5.59 g/t Au over 12.00 m from 114.85 m (NFGC-25-2367)

Keats infill highlights include:

  36.1 g/t Au over 2.00 m from 32.40 m (NFGC-25-2483)
  12.5 g/t Au over 2.95 m from 36.00 m (NFGC-25-2525)

Below-Pit Drilling

The 2025 program also targeted proposed crown pillars directly below planned Phase 2 Keats and Iceberg open pits (2,640 m in 12 DDH), with two areas of significant mineralization identified (Figures 2 and 3):

  9.15 g/t Au over 7.15 m (NFGC-25-2492) below the northern extent of the Keats pit in proximity to a Phase 3 underground panel, and
  14.1 g/t Au over 2.40 m (NFGC-25-2378) below the central portion of the Iceberg pit

These two areas are currently being evaluated for follow-up testing as part of the 2026 drill program.

Figure 2: Inclined view map of Keats West, Iceberg and Keats.

Figure 3: Long section of the Keats and Iceberg PEA Phase 2 open pits (looking west, +/- 50m).

Pre-development Data Collection

In addition, this press release includes results from pre-development work comprising condemnation drilling for proposed site infrastructure (9,435 m in 87 DDH), geotechnical drilling (2,610 m in 20 DDH) and hydrogeological drilling (1,134 m in 12 DDH; Figure 4). This work provided critical information to support ongoing engineering studies for site development in advance of mining. Condemnation drilling was successful in confirming the absence of mineralization beneath key sites planned for infrastructure, while the geotechnical and hydrogeological drilling programs provided feasibility level data to support Phase 1 open pit design.

Figure 4: Plan view map of the AFZ Core highlighting the condemnation drilling program beneath proposed site infrastructure.

Looking Ahead

The 2025 Queensway drill program included 74,377 m of drilling in 614 diamond DDH, with approximately 75% of the drilling focused on the AFZ Core area to support advancement of the Phase 1 mine plan as outlined in the Company's PEA and 25% focused on exploration targets such as the Dropkick zone ("Dropkick"). To date, approximately 6% of the results from 2025 drilling remain outstanding, as well as channel sampling results from the Lotto excavation. These results will be reported once available.

The 2026 Queensway drill program is underway, with four drill rigs currently active (see the New Found Gold press release dated January 21, 2026). Initial 2026 infill drilling is targeting PEA Phase 2 open pit resource conversion and will transition later in the year to PEA Phase 3 underground resource conversion.

The Company plans to expand its grade control drilling beginning later in Q2/26. The next phase of work will leverage results from the 2025 program to optimize drill hole spacing and program scope (see the New Found Gold press releases dated March 1, 2026, February 2, 2026 and December 1, 2025). This will include completing the grade-control drilling started in 2025 at the Iceberg excavation, commencing grade-control drilling at the Lotto excavation and potentially expanding the grade-control drilling at the Keats and Iceberg excavations. The objective of this work is to improve confidence in the distribution of gold mineralization and support mine planning as outlined for the PEA Phase 1 open pits.

Exploration drilling will focus on AFZ Core resource expansion, including an initial grid-based program targeting the prospective corridor adjacent to the Appleton Fault Zone ("AFZ") at the Bullseye prospect, located immediately northeast of the AFZ Core, continued step-out drilling at Dropkick, located 11 km north of the AFZ Core, and targeted segments of the AFZ at AFZ Peripheral. A regional drilling program testing advanced targets at Queensway South is in the planning phase and expected to commence in H2/26.

The Company plans to file an updated Technical Report for Queensway, which will include an updated mineral resource, in H2/26.

Table 1: Drill Result Highlights.

KEATS MAIN

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2483	32.40	34.40	2.00	36.05	70-95	Keats
Including	32.40	32.85	0.45	154.13	70-95
NFGC-25-2492	153.50	160.65	7.15	9.15	30-60	Keats
Including	154.25	155.00	0.75	69.48	30-60	Keats

KEATS SOUTH

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2525	36.00	38.95	2.95	12.50	25-55	Keats South
Including	37.10	37.50	0.40	81.97	25-55

KEATS WEST

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2586	19.60	36.00	16.40	2.68	55-85	Keats West
And	43.65	53.90	10.25	1.33	70-95
NFGC-25-2602	44.30	59.45	15.15	1.28	60-90	Keats West
NFGC-25-2607	8.00	28.40	20.40	2.56	70-95	Keats West
And	38.40	52.35	13.95	1.37	65-95
NFGC-25-2616	14.00	34.45	20.45	3.50	70-95	Keats West
Including	14.45	15.00	0.55	16.38	70-95
Including	18.55	19.05	0.50	55.53	70-95
NFGC-25-2618	22.00	33.45	11.45	1.92	70-95	Keats West
And	64.15	84.00	19.85	9.51	70-95
Including	68.00	69.55	1.55	28.36	70-95
Including	76.90	78.60	1.70	28.03	70-95
Including	80.75	81.20	0.45	77.40	70-95
Including	82.15	82.50	0.35	42.83	70-95
NFGC-25-2619	8.35	22.50	14.15	3.35	70-95	Keats West
And	34.00	48.35	14.35	2.86	70-95
And	55.10	73.15	18.05	1.68	70-95
NFGC-25-2622	43.95	55.05	11.10	2.16	70-95	Keats West

ICEBERG

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2367	114.85	126.85	12.00	5.59	70-95	Iceberg East
Including	125.20	125.60	0.40	114.08	70-95
Including	126.55	126.85	0.30	14.27	70-95
NFGC-25-2376	99.90	109.95	10.05	1.01	15-45	Iceberg East
NFGC-25-2378	187.60	190.00	2.40	14.14	Unknown	Iceberg East
Including	187.60	189.10	1.50	22.19	Unknown
NFGC-25-2391	35.55	48.00	12.45	8.40	45-75	Iceberg
Including	38.25	39.20	0.95	79.45	45-75

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all drill holes reported in this release are included in Table 2 and Table 3 below.

Table 2: Summary of composite drill hole results reported in this press release.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2431	No Significant Intervals					Keats
NFGC-25-2433	No Significant Intervals					Keats
NFGC-25-2435	No Significant Intervals					Keats
NFGC-25-2438	No Significant Intervals					Keats
NFGC-25-2440	20.90	24.90	4.00	1.21	70-95	Keats
NFGC-25-2444	10.30	14.00	3.70	1.31	55-85	Keats
And	35.80	38.55	2.75	1.79	65-95
NFGC-25-2446	26.00	33.45	7.45	2.00	70-95	Keats
Including	28.00	28.80	0.80	10.06	70-95
And	40.00	42.45	2.45	1.06	70-95
And	47.00	49.00	2.00	1.42	70-95
NFGC-25-2449	No Significant Intervals					Keats
NFGC-25-2454	8.60	10.60	2.00	1.04	65-95	Keats
And	13.90	16.00	2.10	1.07	65-95
And	33.30	35.30	2.00	2.28	55-85
NFGC-25-2456	6.00	8.00	2.00	1.15	60-90	Keats
And	9.65	12.00	2.35	1.15	60-90
And	13.85	16.00	2.15	1.49	60-90
NFGC-25-2458	13.75	16.50	2.75	1.08	45-75	Keats
And	24.10	26.30	2.20	1.16	45-75
NFGC-25-2460	No Significant Values					Keats
NFGC-25-2463	66.00	69.45	3.45	1.06	60-90	Keats
NFGC-25-2467	No Significant Values					Keats
NFGC-25-2468	109.95	112.45	2.50	2.28	60-90	Keats
Including	111.25	111.75	0.50	10.59	60-90
NFGC-25-2472	43.25	46.00	2.75	4.71	60-90	Keats
Including	43.25	43.80	0.55	10.48	60-90
And	72.80	75.10	2.30	1.20	10-40
And	95.25	97.60	2.35	1.33	35-65
NFGC-25-2474	105.95	108.00	2.05	4.48	Unknown	Keats
Including	105.95	106.70	0.75	12.08	Unknown
And	136.65	139.00	2.35	1.42	65-95
NFGC-25-2475	16.30	18.60	2.30	3.41	55-85	Keats
Including	17.00	17.35	0.35	18.79	55-85
NFGC-25-2477	11.20	13.50	2.30	1.22	70-95	Keats
NFGC-25-2478	No Significant Values					Keats
NFGC-25-2479	No Significant Values					Keats
NFGC-25-2483	26.30	29.00	2.70	1.14	60-90	Keats
And	32.40	34.40	2.00	36.05	70-95
Including	32.40	32.85	0.45	154.13	70-95
NFGC-25-2484	65.70	70.90	5.20	2.16	70-95	Keats
And	65.70	66.30	0.60	15.97	70-95
NFGC-25-2488	61.00	64.90	3.90	1.21	70-95	Keats
NFGC-25-2489	48.70	50.90	2.20	1.56	70-95	Keats
NFGC-25-2492	153.50	160.65	7.15	9.15	30-60	Keats
Including	154.25	155.00	0.75	69.48	30-60	Keats
NFGC-25-2495	No Significant Values					Keats
NFGC-25-2499	No Significant Values					Keats
NFGC-25-2500	42.05	44.20	2.15	1.89	70-95	Keats
NFGC-25-2507	No Significant Values					Keats
NFGC-25-2510	No Significant Values					Keats
NFGC-25-2514	No Significant Values					Keats
NFGC-25-2530	No Significant Values					Keats
NFGC-25-2537	No Significant Values					Keats
NFGC-25-2545	No Significant Values					Keats

KEATS NORTH

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2551	21.85	28.00	6.15	1.73	70-95	Keats North
And	36.20	43.75	7.55	1.40	70-95
Including	36.20	36.55	0.35	16.04	70-95
And	49.55	52.15	2.60	1.07	70-95
NFGC-25-2554	No Significant Values					Keats North

KEATS SOUTH

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2519	26.00	28.25	2.25	1.02	Unknown	Keats South
And	41.55	43.65	2.10	2.80	60-90
Including	42.30	42.70	0.40	10.53	60-90
And	55.15	57.75	2.60	2.54	20-50
And	92.90	95.30	2.40	1.04	70-95
NFGC-25-2525	36.00	38.95	2.95	12.50	25-55	Keats South
Including	37.10	37.50	0.40	81.97	25-55
And	52.00	54.25	2.25	3.09	70-95
And	85.95	88.60	2.65	1.65	45-75
And	101.40	110.00	8.60	1.42	Unknown
And	127.55	129.70	2.15	1.05	40-70

KEATS WEST

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2307	135.50	138.60	3.10	1.22	70-95	Keats West
NFGC-25-2311	No Significant Values					Keats West
NFGC-25-2321	118.00	122.00	4.00	3.56	70-95	Keats West
NFGC-25-2325	136.60	141.35	4.75	3.10	70-95	Keats West
NFGC-25-2557	26.00	28.45	2.45	1.82	65-95	Keats West
NFGC-25-2558	28.00	30.00	2.00	1.19	45-75	Keats West
NFGC-25-2562	32.60	36.25	3.65	2.76	70-95	Keats West
NFGC-25-2565	17.20	20.00	2.80	1.29	70-95	Keats West
NFGC-25-2567	26.90	29.00	2.10	1.23	70-95	Keats West
NFGC-25-2569	11.75	16.15	4.40	1.84	70-95	Keats West
NFGC-25-2570	4.80	8.35	3.55	1.22	70-95	Keats West
NFGC-25-2571	10.65	12.80	2.15	2.52	70-95	Keats West
And	32.00	37.75	5.75	1.53	70-95
NFGC-25-2574	7.05	9.75	2.70	1.02	70-95	Keats West
And	14.00	16.55	2.55	5.20	70-95
NFGC-25-2577	No Significant Values					Keats West
NFGC-25-2581	No Significant Values					Keats West
NFGC-25-2583	No Significant Values					Keats West
NFGC-25-2586	6.80	15.50	8.70	2.25	70-95	Keats West
And	19.60	36.00	16.40	2.68	55-85
And	43.65	53.90	10.25	1.33	70-95
NFGC-25-2591	25.90	28.25	2.35	2.59	70-95	Keats West
NFGC-25-2592	18.00	21.90	3.90	1.68	70-95	Keats West
And	32.45	35.15	2.70	1.46	70-95
NFGC-25-2593	No Significant Values					Keats West
NFGC-25-2597	No Significant Values					Keats West
NFGC-25-2599	No Significant Values					Keats West

NFGC-25-2600	100.90	106.35	5.45	1.05	Unknown	Keats West
NFGC-25-2602	37.50	39.65	2.15	1.79	70-95	Keats West
And	44.30	59.45	15.15	1.28	60-90
NFGC-25-2603	40.95	43.00	2.05	2.80	65-95	Keats West
NFGC-25-2605	19.55	21.60	2.05	1.15	70-95	Keats West
NFGC-25-2606	3.00	5.00	2.00	3.57	70-95	Keats West
And	50.10	52.30	2.20	1.06	70-95
NFGC-25-2607	8.00	28.40	20.40	2.56	70-95	Keats West
And	38.40	52.35	13.95	1.37	65-95
NFGC-25-2609	23.75	26.20	2.45	1.63	70-95	Keats West
NFGC-25-2610	12.00	19.45	7.45	1.15	70-95	Keats West
And	22.45	24.55	2.10	1.28	70-95
And	32.25	37.65	5.40	1.80	70-95
And	50.25	53.00	2.75	1.01	70-95
NFGC-25-2612	5.35	12.10	6.75	1.25	70-95	Keats West
And	16.35	22.25	5.90	1.35	70-95
And	54.95	57.15	2.20	1.05	70-95
NFGC-25-2613	30.45	33.40	2.95	1.55	45-75	Keats West
And	93.75	97.75	4.00	3.85	70-95
Including	93.75	94.40	0.65	18.07	70-95
NFGC-25-2616	14.00	34.45	20.45	3.50	70-95	Keats West
Including	14.45	15.00	0.55	16.38	70-95
Including	18.55	19.05	0.50	55.53	70-95
NFGC-25-2618	22.00	33.45	11.45	1.92	70-95	Keats West
And	51.50	54.00	2.50	1.13	50-80
And	64.15	84.00	19.85	9.51	70-95
Including	68.00	69.55	1.55	28.36	70-95
Including	76.90	78.60	1.70	28.03	70-95
Including	80.75	81.20	0.45	77.40	70-95
Including	82.15	82.50	0.35	42.83	70-95
NFGC-25-2619	8.35	22.50	14.15	3.35	70-95	Keats West
And	34.00	48.35	14.35	2.86	70-95
And	55.10	73.15	18.05	1.68	70-95
NFGC-25-2622	35.60	39.15	3.55	1.40	70-95	Keats West
And	43.95	55.05	11.10	2.16	70-95
NFGC-25-2623	40.90	43.25	2.35	1.79	70-95	Keats West
And	112.20	114.75	2.55	1.63	Unknown

ICEBERG

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2345	No Significant Values					Iceberg East
NFGC-25-2348	32.55	34.65	2.10	2.22	70-95	Iceberg East
NFGC-25-2349	138.10	140.40	2.30	1.39	75-95	Iceberg East
And	159.45	161.50	2.05	1.01	15-45
NFGC-25-2356	137.80	143.05	5.25	1.83	60-90	Iceberg East
And	146.40	149.00	2.60	1.42	60-90
NFGC-25-2361	No Significant Values					Iceberg East
NFGC-25-2364	118.15	121.55	3.40	2.07	70-95	Iceberg East
NFGC-25-2366	No Significant Values					Iceberg East
NFGC-25-2367	114.85	126.85	12.00	5.59	70-95	Iceberg East
Including	125.20	125.60	0.40	114.08	70-95
Including	126.55	126.85	0.30	14.27	70-95
NFGC-25-2370	No Significant Values					Iceberg East
NFGC-25-2374	No Significant Values					Iceberg East
NFGC-25-2376	99.90	109.95	10.05	1.01	15-45	Iceberg East
NFGC-25-2378	115.65	118.00	2.35	1.28	15-45	Iceberg East
And	187.60	190.00	2.40	14.14	Unknown
Including	187.60	189.10	1.50	22.19	Unknown
NFGC-25-2382	No Significant Values					Iceberg East
NFGC-25-2384	No Significant Values					Iceberg East
NFGC-25-2387	No Significant Values					Iceberg East
NFGC-25-2391	35.55	48.00	12.45	8.40	45-75	Iceberg
Including	38.25	39.20	0.95	79.45	45-75
NFGC-25-2393	No Significant Values					Iceberg
NFGC-25-2395	No Significant Values					Iceberg
NFGC-25-2398	No Significant Values					Iceberg
NFGC-25-2402	59.60	62.00	2.40	1.27	Unknown	Iceberg
And	134.90	138.15	3.25	4.96	70-95
Including	137.55	138.15	0.60	13.58	70-95
NFGC-25-2406	No Significant Values					Iceberg
NFGC-25-2410	No Significant Values					Iceberg
NFGC-25-2415	No Significant Values					Iceberg
NFGC-25-2420	No Significant Values					Iceberg East
NFGC-25-2421	No Significant Values					Iceberg
NFGC-25-2425	151.10	157.25	6.15	1.62	70-95	Iceberg

CONDEMNATION

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2342	No Significant Values					Condemnation
NFGC-25-2502	No Significant Values					Condemnation
NFGC-25-2512	No Significant Values					Condemnation
NFGC-25-2517	No Significant Values					Condemnation
NFGC-25-2522	No Significant Values					Condemnation
NFGC-25-2527	No Significant Values					Condemnation
NFGC-25-2532	No Significant Values					Condemnation
NFGC-25-2536	No Significant Values					Condemnation
NFGC-25-2542	No Significant Values					Condemnation
NFGC-25-2548	No Significant Values					Condemnation
NFGC-25-2553	No Significant Values					Condemnation
NFGC-25-2559	No Significant Values					Condemnation
NFGC-25-2563	No Significant Values					Condemnation
NFGC-25-2568	No Significant Values					Condemnation
NFGC-25-2573	No Significant Values					Condemnation
NFGC-25-2578	No Significant Values					Condemnation
NFGC-25-2585	No Significant Values					Condemnation
NFGC-25-2589	No Significant Values					Condemnation
NFGC-25-2595	No Significant Values					Condemnation
NFGC-25-2598	No Significant Values					Condemnation

NFGC-25-2604	No Significant Values	Condemnation
NFGC-25-2614	No Significant Values	Condemnation
NFGC-25-2617	No Significant Values	Condemnation
NFGC-25-2621	No Significant Values	Condemnation
NFGC-25-2625	No Significant Values	Condemnation
NFGC-25-2630	No Significant Values	Condemnation
NFGC-25-2634	No Significant Values	Condemnation
NFGC-25-2638	No Significant Values	Condemnation
NFGC-25-2642	No Significant Values	Condemnation
NFGC-25-2645	No Significant Values	Condemnation
NFGC-25-2649	No Significant Values	Condemnation
NFGC-25-2654	No Significant Values	Condemnation
NFGC-25-2657	No Significant Values	Condemnation
NFGC-25-2660	No Significant Values	Condemnation
NFGC-25-2662	No Significant Values	Condemnation
NFGC-25-2664	No Significant Values	Condemnation
NFGC-25-2667	No Significant Values	Condemnation
NFGC-25-2668	No Significant Values	Condemnation
NFGC-25-2670	No Significant Values	Condemnation
NFGC-25-2671	No Significant Values	Condemnation
NFGC-25-2674	No Significant Values	Condemnation
NFGC-25-2676	No Significant Values	Condemnation
NFGC-25-2677	No Significant Values	Condemnation
NFGC-25-2678	No Significant Values	Condemnation
NFGC-25-2679	No Significant Values	Condemnation
NFGC-25-2682	No Significant Values	Condemnation
NFGC-25-2681	No Significant Values	Condemnation
NFGC-25-2683	No Significant Values	Condemnation
NFGC-25-2684	No Significant Values	Condemnation
NFGC-25-2685	No Significant Values	Condemnation
NFGC-25-2687	No Significant Values	Condemnation
NFGC-25-2688	No Significant Values	Condemnation
NFGC-25-2689	No Significant Values	Condemnation
NFGC-25-2691	No Significant Values	Condemnation
NFGC-25-2692	No Significant Values	Condemnation
NFGC-25-2693	No Significant Values	Condemnation
NFGC-25-2694	No Significant Values	Condemnation
NFGC-25-2695	No Significant Values	Condemnation
NFGC-25-2696	No Significant Values	Condemnation
NFGC-25-2698	No Significant Values	Condemnation
NFGC-25-2700	No Significant Values	Condemnation
NFGC-25-2701	No Significant Values	Condemnation
NFGC-25-2702	No Significant Values	Condemnation
NFGC-25-2703	No Significant Values	Condemnation
NFGC-25-2704	No Significant Values	Condemnation
NFGC-25-2705	No Significant Values	Condemnation
NFGC-25-2706	No Significant Values	Condemnation
NFGC-25-2707	No Significant Values	Condemnation
NFGC-25-2708	No Significant Values	Condemnation
NFGC-25-2709	No Significant Values	Condemnation

NFGC-25-2710	No Significant Values					Condemnation
NFGC-25-2711	No Significant Values					Condemnation
NFGC-25-2712	No Significant Values					Condemnation
NFGC-25-2713	No Significant Values					Condemnation
NFGC-26-2715	No Significant Values					Condemnation
NFGC-26-2718	No Significant Values					Condemnation
NFGC-26-2721	No Significant Values					Condemnation
NFGC-26-2723	No Significant Values					Condemnation
NFGC-26-2729	No Significant Values					Condemnation
NFGC-26-2733	No Significant Values					Condemnation
NFGC-26-2736	No Significant Values					Condemnation
NFGC-26-2738	No Significant Values					Condemnation
NFGC-26-2743	No Significant Values					Condemnation
NFGC-26-2747	No Significant Values					Condemnation
NFGC-26-2751	No Significant Values					Condemnation
NFGC-26-2753	No Significant Values					Condemnation
NFGC-26-2756	No Significant Values					Condemnation

HYDROGEOLOGICAL

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-HY-001	15.25	20.60	5.35	3.09	10-40	Iceberg East
NFGC-25-HY-002	No Significant Values					Cokes
NFGC-25-HY-003	52.80	64.60	11.80	2.61	40-70	Keats West
NFGC-25-HY-004	No Significant Values					Powerline
NFGC-25-HY-005	No Significant Values					Monte Carlo
NFGC-25-HY-006	No Significant Values					Jackpot

MONITORING WELL

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-MW-01D	No Significant Values					Monitoring Well
NFGC-25-MW-01S	No Significant Values					Monitoring Well
NFGC-25-MW-02D	No Significant Values					Monitoring Well
NFGC-25-MW-02S	No Significant Values					Monitoring Well
NFGC-25-MW-03D	No Significant Values					Monitoring Well
NFGC-25-MW-08D	No Significant Values					Monitoring Well

KEATS MAIN

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2431	No Significant Intervals					Keats
NFGC-25-2433	No Significant Intervals					Keats
NFGC-25-2435	No Significant Intervals					Keats
NFGC-25-2438	No Significant Intervals					Keats
NFGC-25-2440	20.9	24.9	4	1.21	70-95	Keats
NFGC-25-2444	10.3	14	3.7	1.31	55-85	Keats
And	35.8	38.55	2.75	1.79	65-95
NFGC-25-2446	26	33.45	7.45	2	70-95	Keats
Including	28	28.8	0.8	10.06	70-95
And	40	42.45	2.45	1.06	70-95
And	47	49	2	1.42	70-95
NFGC-25-2449	No Significant Intervals					Keats
NFGC-25-2454	8.6	10.6	2	1.04	65-95	Keats
And	13.9	16	2.1	1.07	65-95
And	33.3	35.3	2	2.28	55-85
NFGC-25-2456	6	8	2	1.15	60-90	Keats
And	9.65	12	2.35	1.15	60-90
And	13.85	16	2.15	1.49	60-90
NFGC-25-2458	13.75	16.5	2.75	1.08	45-75	Keats
And	24.1	26.3	2.2	1.16	45-75
NFGC-25-2460	No Significant Values					Keats
NFGC-25-2463	66	69.45	3.45	1.06	60-90	Keats
NFGC-25-2467	No Significant Values					Keats
NFGC-25-2468	109.95	112.45	2.5	2.28	60-90	Keats
Including	111.25	111.75	0.5	10.59	60-90
NFGC-25-2472	43.25	46	2.75	4.71	60-90	Keats
Including	43.25	43.8	0.55	10.48	60-90
And	72.8	75.1	2.3	1.2	10-40
And	95.25	97.6	2.35	1.33	35-65
NFGC-25-2474	105.95	108	2.05	4.48	Unknown	Keats
Including	105.95	106.7	0.75	12.08	Unknown
And	136.65	139	2.35	1.42	65-95
NFGC-25-2475	16.3	18.6	2.3	3.41	55-85	Keats
Including	17	17.35	0.35	18.79	55-85
NFGC-25-2477	11.2	13.5	2.3	1.22	70-95	Keats
NFGC-25-2478	No Significant Values					Keats
NFGC-25-2479	No Significant Values					Keats
NFGC-25-2483	26.3	29	2.7	1.14	60-90	Keats
And	32.4	34.4	2	36.05	70-95
Including	32.4	32.85	0.45	154.13	70-95
NFGC-25-2484	65.7	70.9	5.2	2.16	70-95	Keats
And	65.7	66.3	0.6	15.97	70-95
NFGC-25-2488	61	64.9	3.9	1.21	70-95	Keats
NFGC-25-2489	48.7	50.9	2.2	1.56	70-95	Keats
NFGC-25-2492	153.5	160.65	7.15	9.15	30-60	Keats
Including	154.25	155	0.75	69.48	30-60	Keats
NFGC-25-2495	No Significant Values					Keats
NFGC-25-2499	No Significant Values					Keats
NFGC-25-2500	42.05	44.2	2.15	1.89	70-95	Keats
NFGC-25-2507	No Significant Values					Keats
NFGC-25-2510	No Significant Values					Keats
NFGC-25-2514	No Significant Values					Keats
NFGC-25-2530	No Significant Values					Keats
NFGC-25-2537	No Significant Values					Keats
NFGC-25-2545	No Significant Values					Keats

KEATS NORTH

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2551	21.85	28	6.15	1.73	70-95	Keats North
And	36.2	43.75	7.55	1.4	70-95
Including	36.2	36.55	0.35	16.04	70-95
And	49.55	52.15	2.6	1.07	70-95
NFGC-25-2554	No Significant Values					Keats North

KEATS SOUTH

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2519	26	28.25	2.25	1.02	Unknown	Keats South
And	41.55	43.65	2.1	2.8	60-90
Including	42.3	42.7	0.4	10.53	60-90
And	55.15	57.75	2.6	2.54	20-50
And	92.9	95.3	2.4	1.04	70-95
NFGC-25-2525	36	38.95	2.95	12.5	25-55	Keats South
Including	37.1	37.5	0.4	81.97	25-55
And	52	54.25	2.25	3.09	70-95
And	85.95	88.6	2.65	1.65	45-75
And	101.4	110	8.6	1.42	Unknown
And	127.55	129.7	2.15	1.05	40-70

KEATS WEST

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2307	135.5	138.6	3.1	1.22	70-95	Keats West
NFGC-25-2311	No Significant Values					Keats West
NFGC-25-2321	118	122	4	3.56	70-95	Keats West
NFGC-25-2325	136.6	141.35	4.75	3.1	70-95	Keats West
NFGC-25-2557	26	28.45	2.45	1.82	65-95	Keats West
NFGC-25-2558	28	30	2	1.19	45-75	Keats West
NFGC-25-2562	32.6	36.25	3.65	2.76	70-95	Keats West
NFGC-25-2565	17.2	20	2.8	1.29	70-95	Keats West
NFGC-25-2567	26.9	29	2.1	1.23	70-95	Keats West
NFGC-25-2569	11.75	16.15	4.4	1.84	70-95	Keats West
NFGC-25-2570	4.8	8.35	3.55	1.22	70-95	Keats West
NFGC-25-2571	10.65	12.8	2.15	2.52	70-95	Keats West
And	32	37.75	5.75	1.53	70-95
NFGC-25-2574	7.05	9.75	2.7	1.02	70-95	Keats West
And	14	16.55	2.55	5.2	70-95
NFGC-25-2577	No Significant Values					Keats West
NFGC-25-2581	No Significant Values					Keats West
NFGC-25-2583	No Significant Values					Keats West
NFGC-25-2586	6.8	15.5	8.7	2.25	70-95	Keats West
And	19.6	36	16.4	2.68	55-85
And	43.65	53.9	10.25	1.33	70-95
NFGC-25-2591	25.9	28.25	2.35	2.59	70-95	Keats West
NFGC-25-2592	18	21.9	3.9	1.68	70-95	Keats West
And	32.45	35.15	2.7	1.46	70-95
NFGC-25-2593	No Significant Values					Keats West
NFGC-25-2597	No Significant Values					Keats West
NFGC-25-2599	No Significant Values					Keats West
NFGC-25-2600	100.9	106.35	5.45	1.05	Unknown	Keats West
NFGC-25-2602	37.5	39.65	2.15	1.79	70-95	Keats West
And	44.3	59.45	15.15	1.28	60-90
NFGC-25-2603	40.95	43	2.05	2.8	65-95	Keats West
NFGC-25-2605	19.55	21.6	2.05	1.15	70-95	Keats West

NFGC-25-2606	3	5	2	3.57	Unknown	Keats West
And	50.1	52.3	2.2	1.06	70-95
NFGC-25-2607	8	28.4	20.4	2.56	70-95	Keats West
And	38.4	52.35	13.95	1.37	65-95
NFGC-25-2609	23.75	26.2	2.45	1.63	70-95	Keats West
NFGC-25-2610	12	19.45	7.45	1.15	70-95	Keats West
And	22.45	24.55	2.1	1.28	70-95
And	32.25	37.65	5.4	1.8	70-95
And	50.25	53	2.75	1.01	70-95
NFGC-25-2612	5.35	12.1	6.75	1.25	70-95	Keats West
And	16.35	22.25	5.9	1.35	70-95
And	54.95	57.15	2.2	1.05	70-95
NFGC-25-2613	30.45	33.4	2.95	1.55	45-75	Keats West
And	93.75	97.75	4	3.85	70-95
Including	93.75	94.4	0.65	18.07	70-95
NFGC-25-2616	14	34.45	20.45	3.5	70-95	Keats West
Including	14.45	15	0.55	16.38	70-95
Including	18.55	19.05	0.5	55.53	70-95
NFGC-25-2618	22	33.45	11.45	1.92	70-95	Keats West
And	51.5	54	2.5	1.13	50-80
And	64.15	84	19.85	9.51	70-95
Including	68	69.55	1.55	28.36	70-95
Including	76.9	78.6	1.7	28.03	70-95
Including	80.75	81.2	0.45	77.4	70-95
Including	82.15	82.5	0.35	42.83	70-95
NFGC-25-2619	8.35	22.5	14.15	3.35	70-95	Keats West
And	34	48.35	14.35	2.86	70-95
And	55.1	73.15	18.05	1.68	70-95
NFGC-25-2622	35.6	39.15	3.55	1.4	70-95	Keats West
And	43.95	55.05	11.1	2.16	70-95
NFGC-25-2623	40.9	43.25	2.35	1.79	70-95	Keats West
And	112.2	114.75	2.55	1.63	Unknown

ICEBERG

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2345	No Significant Values					Iceberg East
NFGC-25-2348	32.55	34.65	2.1	2.22	70-95	Iceberg East
NFGC-25-2349	138.1	140.4	2.3	1.39	75-95	Iceberg East
And	159.45	161.5	2.05	1.01	15-45
NFGC-25-2356	137.8	143.05	5.25	1.83	60-90	Iceberg East
And	146.4	149	2.6	1.42	60-90
NFGC-25-2361	No Significant Values					Iceberg East
NFGC-25-2364	118.15	121.55	3.4	2.07	70-95	Iceberg East
NFGC-25-2366	No Significant Values					Iceberg East
NFGC-25-2367	114.85	126.85	12	5.59	70-95	Iceberg East
Including	125.2	125.6	0.4	114.08	70-95
Including	126.55	126.85	0.3	14.27	70-95
NFGC-25-2370	No Significant Values					Iceberg East
NFGC-25-2374	No Significant Values					Iceberg East

NFGC-25-2376	99.9	109.95	10.05	1.01	15-45	Iceberg East
NFGC-25-2378	115.65	118	2.35	1.28	15-45	Iceberg East
And	187.6	190	2.4	14.14	Unknown
Including	187.6	189.1	1.5	22.19	Unknown
NFGC-25-2382	No Significant Values					Iceberg East
NFGC-25-2384	No Significant Values					Iceberg East
NFGC-25-2387	No Significant Values					Iceberg East
NFGC-25-2391	35.55	48	12.45	8.4	45-75	Iceberg
Including	38.25	39.2	0.95	79.45	45-75
NFGC-25-2393	No Significant Values					Iceberg
NFGC-25-2395	No Significant Values					Iceberg
NFGC-25-2398	No Significant Values					Iceberg
NFGC-25-2402	59.6	62	2.4	1.27	Unknown	Iceberg
And	134.9	138.15	3.25	4.96	70-95
Including	137.55	138.15	0.6	13.58	70-95
NFGC-25-2406	No Significant Values					Iceberg
NFGC-25-2410	No Significant Values					Iceberg
NFGC-25-2415	No Significant Values					Iceberg
NFGC-25-2420	No Significant Values					Iceberg East
NFGC-25-2421	No Significant Values					Iceberg
NFGC-25-2425	151.1	157.25	6.15	1.62	70-95	Iceberg

CONDEMNATION

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2342	No Significant Values					Condemnation
NFGC-25-2502	No Significant Values					Condemnation
NFGC-25-2512	No Significant Values					Condemnation
NFGC-25-2517	No Significant Values					Condemnation
NFGC-25-2522	No Significant Values					Condemnation
NFGC-25-2527	No Significant Values					Condemnation
NFGC-25-2532	No Significant Values					Condemnation
NFGC-25-2536	No Significant Values					Condemnation
NFGC-25-2542	No Significant Values					Condemnation
NFGC-25-2548	No Significant Values					Condemnation
NFGC-25-2553	No Significant Values					Condemnation
NFGC-25-2559	No Significant Values					Condemnation
NFGC-25-2563	No Significant Values					Condemnation
NFGC-25-2568	No Significant Values					Condemnation
NFGC-25-2573	No Significant Values					Condemnation
NFGC-25-2578	No Significant Values					Condemnation
NFGC-25-2585	No Significant Values					Condemnation
NFGC-25-2589	No Significant Values					Condemnation
NFGC-25-2595	No Significant Values					Condemnation
NFGC-25-2598	No Significant Values					Condemnation
NFGC-25-2604	No Significant Values					Condemnation
NFGC-25-2614	No Significant Values					Condemnation
NFGC-25-2617	No Significant Values					Condemnation

NFGC-25-2621	No Significant Values	Condemnation
NFGC-25-2625	No Significant Values	Condemnation
NFGC-25-2630	No Significant Values	Condemnation
NFGC-25-2634	No Significant Values	Condemnation
NFGC-25-2638	No Significant Values	Condemnation
NFGC-25-2642	No Significant Values	Condemnation
NFGC-25-2645	No Significant Values	Condemnation
NFGC-25-2649	No Significant Values	Condemnation
NFGC-25-2654	No Significant Values	Condemnation
NFGC-25-2657	No Significant Values	Condemnation
NFGC-25-2660	No Significant Values	Condemnation
NFGC-25-2662	No Significant Values	Condemnation
NFGC-25-2664	No Significant Values	Condemnation
NFGC-25-2667	No Significant Values	Condemnation
NFGC-25-2668	No Significant Values	Condemnation
NFGC-25-2670	No Significant Values	Condemnation
NFGC-25-2671	No Significant Values	Condemnation
NFGC-25-2674	No Significant Values	Condemnation
NFGC-25-2676	No Significant Values	Condemnation
NFGC-25-2677	No Significant Values	Condemnation
NFGC-25-2678	No Significant Values	Condemnation
NFGC-25-2679	No Significant Values	Condemnation
NFGC-25-2682	No Significant Values	Condemnation
NFGC-25-2681	No Significant Values	Condemnation
NFGC-25-2683	No Significant Values	Condemnation
NFGC-25-2684	No Significant Values	Condemnation
NFGC-25-2685	No Significant Values	Condemnation
NFGC-25-2687	No Significant Values	Condemnation
NFGC-25-2688	No Significant Values	Condemnation
NFGC-25-2689	No Significant Values	Condemnation
NFGC-25-2691	No Significant Values	Condemnation
NFGC-25-2692	No Significant Values	Condemnation
NFGC-25-2693	No Significant Values	Condemnation
NFGC-25-2694	No Significant Values	Condemnation
NFGC-25-2695	No Significant Values	Condemnation
NFGC-25-2696	No Significant Values	Condemnation
NFGC-25-2698	No Significant Values	Condemnation
NFGC-25-2700	No Significant Values	Condemnation
NFGC-25-2701	No Significant Values	Condemnation
NFGC-25-2702	No Significant Values	Condemnation
NFGC-25-2703	No Significant Values	Condemnation
NFGC-25-2704	No Significant Values	Condemnation
NFGC-25-2705	No Significant Values	Condemnation
NFGC-25-2706	No Significant Values	Condemnation
NFGC-25-2707	No Significant Values	Condemnation
NFGC-25-2708	No Significant Values	Condemnation
NFGC-25-2709	No Significant Values	Condemnation
NFGC-25-2710	No Significant Values	Condemnation

NFGC-25-2711	No Significant Values					Condemnation
NFGC-25-2712	No Significant Values					Condemnation
NFGC-25-2713	No Significant Values					Condemnation
NFGC-26-2715	No Significant Values					Condemnation
NFGC-26-2718	No Significant Values					Condemnation
NFGC-26-2721	No Significant Values					Condemnation
NFGC-26-2723	No Significant Values					Condemnation
NFGC-26-2729	No Significant Values					Condemnation
NFGC-26-2733	No Significant Values					Condemnation
NFGC-26-2736	No Significant Values					Condemnation
NFGC-26-2738	No Significant Values					Condemnation
NFGC-26-2743	No Significant Values					Condemnation
NFGC-26-2747	No Significant Values					Condemnation
NFGC-26-2751	No Significant Values					Condemnation
NFGC-26-2753	No Significant Values					Condemnation
NFGC-26-2756	No Significant Values					Condemnation

HYDROGEOLOGICAL

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-HY-001	15.25	20.6	5.35	3.09	10-40	Iceberg East
NFGC-25-HY-002	No Significant Values					Cokes
NFGC-25-HY-003	52.8	64.6	11.8	2.61	40-70	Keats West
NFGC-25-HY-004	No Significant Values					Powerline
NFGC-25-HY-005	No Significant Values					Monte Carlo
NFGC-25-HY-006	No Significant Values					Jackpot

MONITORING WELL

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-MW-01D	No Significant Values					Monitoring Well
NFGC-25-MW-01S	No Significant Values					Monitoring Well
NFGC-25-MW-02D	No Significant Values					Monitoring Well
NFGC-25-MW-02S	No Significant Values					Monitoring Well
NFGC-25-MW-03D	No Significant Values					Monitoring Well
NFGC-25-MW-08D	No Significant Values					Monitoring Well

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3: Details of drill holes reported in this press release.

Hole Number	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-25-2307	110	-56	191	657948	5427793	Keats West
NFGC-25-2311	109	-61	200	657948	5427764	Keats West
NFGC-25-2321	106	-43	161	657947	5427764	Keats West
NFGC-25-2325	109	-45.5	173	657948	5427793	Keats West
NFGC-25-2342	300	-45	152	659274	5428877	Iceberg Alley
NFGC-25-2345	300	-45	47	658903	5428155	Iceberg East
NFGC-25-2348	300	-45	44	658870	5428144	Iceberg East
NFGC-25-2349	289	-45.5	179	658880	5428062	Iceberg East
NFGC-25-2356	282	-44.5	188	658794	5427998	Iceberg East
NFGC-25-2361	296	-46	182	658794	5427997	Iceberg East
NFGC-25-2364	315	-43.5	152	658794	5427999	Iceberg East
NFGC-25-2366	163	-55	128	658615	5427986	Iceberg East
NFGC-25-2367	320	-45	146	658662	5427908	Iceberg East
NFGC-25-2370	180	-60	134	658613	5427937	Iceberg East
NFGC-25-2374	179	-45.5	125	658586	5427963	Iceberg East
NFGC-25-2376	163	-59	131	658586	5427963	Iceberg East
NFGC-25-2378	321	-50.5	206	658655	5427864	Iceberg East
NFGC-25-2382	280	-45	149	658653	5428017	Iceberg East
NFGC-25-2384	110	-65	119	658654	5428016	Iceberg East
NFGC-25-2387	85	-50	113	658705	5428135	Iceberg East
NFGC-25-2391	119	-46	143	658502	5427922	Iceberg
NFGC-25-2393	120	-55.5	104	658535	5427897	Iceberg
NFGC-25-2395	170	-65	101	658535	5427895	Iceberg
NFGC-25-2398	330	-46.5	242	658568	5427789	Iceberg
NFGC-25-2402	345	-45	236	658568	5427790	Iceberg
NFGC-25-2406	300	-56	275	658565	5427718	Iceberg
NFGC-25-2410	328	-57	251	658560	5427716	Iceberg
NFGC-25-2415	288	-45.5	350	658623	5427652	Iceberg
NFGC-25-2420	280	-53.5	200	658889	5428057	Iceberg East
NFGC-25-2421	300	-45	179	658379	5427718	Iceberg
NFGC-25-2425	155	-45	203	658325	5427916	Iceberg
NFGC-25-2431	300	-45	29	658158	5427579	Keats
NFGC-25-2433	260	-55	71	658120	5427556	Keats
NFGC-25-2435	309	-47	68	658121	5427558	Keats
NFGC-25-2438	99	-45	59	658095	5427540	Keats
NFGC-25-2440	99	-55	119	658107	5427557	Keats
NFGC-25-2444	111	-65	74	658105	5427556	Keats
NFGC-25-2446	110	-45	86	658074	5427522	Keats
NFGC-25-2449	74	-64	104	658074	5427522	Keats
NFGC-25-2454	315	-45	71	658028	5427430	Keats
NFGC-25-2456	338	-57	71	658028	5427429	Keats
NFGC-25-2458	342	-66	95	658028	5427429	Keats
NFGC-25-2460	300	-45	59	658008	5427412	Keats
NFGC-25-2463	300	-45	110	657996	5427387	Keats
NFGC-25-2467	325	-42	104	657997	5427388	Keats
NFGC-25-2468	95	-62	158	658070	5427404	Keats
NFGC-25-2472	300	-45	113	657976	5427366	Keats
NFGC-25-2474	117	-66	167	658070	5427404	Keats
NFGC-25-2475	0	-55	29	657977	5427343	Keats
NFGC-25-2477	89	-60	74	657953	5427310	Keats
NFGC-25-2478	119	-55	116	657971	5427290	Keats
NFGC-25-2479	135	-66	182	658069	5427404	Keats
NFGC-25-2483	34	-54	65	657939	5427253	Keats
NFGC-25-2484	44	-48	107	657927	5427222	Keats
NFGC-25-2488	300	-45.5	151	658045	5427377	Keats
NFGC-25-2489	299	-42	92	657901	5427216	Keats

NFGC-25-2492	302	-53.5	215	658254	5427461	Keats
NFGC-25-2495	120	-45.5	164	658046	5427376	Keats
NFGC-25-2499	118	-60.5	101	658227	5427450	Keats
NFGC-25-2500	301	-48.5	170	658049	5427345	Keats
NFGC-25-2502	300	-45	152	659089	5427914	Mineralized Stockpile
NFGC-25-2507	0	-65	113	658030	5427285	Keats
NFGC-25-2510	318	-44	164	658126	5427262	Keats
NFGC-25-2512	298	-45.5	101	659191	5427943	Mineralized Stockpile
NFGC-25-2514	311	-54	122	658026	5427230	Keats
NFGC-25-2517	299	-46	101	659220	5427839	Mineralized Stockpile
NFGC-25-2519	290	-42	176	657759	5427021	Keats South
NFGC-25-2522	300	-45	104	659247	5427736	Mineralized Stockpile
NFGC-25-2525	290	-55	167	657760	5427021	Keats South
NFGC-25-2527	300	-45	110	659272	5427631	Mineralized Stockpile
NFGC-25-2530	294	-49	224	658249	5427357	Keats
NFGC-25-2532	300	-45	110	659302	5427530	Mineralized Stockpile
NFGC-25-2536	300	-45	101	659331	5427430	Mineralized Stockpile
NFGC-25-2537	306	-45.5	230	658250	5427358	Keats
NFGC-25-2542	300	-45	110	659152	5427272	Mineralized Stockpile
NFGC-25-2545	300	-45	170	658249	5427292	Keats
NFGC-25-2548	300	-45	110	659126	5427374	Mineralized Stockpile
NFGC-25-2551	300	-42	101	658223	5427790	Keats North
NFGC-25-2553	300	-45	104	659095	5427476	Mineralized Stockpile
NFGC-25-2554	120	-45	35	658222	5427778	Keats North
NFGC-25-2557	45	-70	59	657881	5428196	Keats West
NFGC-25-2558	45	-80	47	657923	5428156	Keats West
NFGC-25-2559	300	-45	101	659066	5427578	Mineralized Stockpile
NFGC-25-2562	45	-65	62	657895	5428142	Keats West
NFGC-25-2563	300	-45	101	659043	5427682	Mineralized Stockpile
NFGC-25-2565	45	-65	53	657920	5428129	Keats West
NFGC-25-2567	45	-65	44	657947	5428117	Keats West
NFGC-25-2568	300	-45	122	658988	5427888	Mineralized Stockpile
NFGC-25-2569	45	-65	47	657974	5428107	Keats West
NFGC-25-2570	45	-65	50	657981	5428079	Keats West
NFGC-25-2571	45	-65	77	657950	5428088	Keats West
NFGC-25-2573	300	-45	110	658810	5427729	Mineralized Stockpile
NFGC-25-2574	45	-70	65	657925	5428077	Keats West
NFGC-25-2577	45	-65	53	657922	5428098	Keats West
NFGC-25-2578	300	-45	101	658838	5427627	Mineralized Stockpile
NFGC-25-2581	36	-47.5	80	657887	5428097	Keats West
NFGC-25-2583	45	-70	53	657861	5428111	Keats West
NFGC-25-2585	300	-45	101	658508	5427356	Industrial Terrace
NFGC-25-2586	290	-55	110	657905	5428067	Keats West
NFGC-25-2589	300	-45	110	658637	5427281	Industrial Terrace
NFGC-25-2591	45	-70	68	657930	5428055	Keats West
NFGC-25-2592	45	-65	80	657935	5428031	Keats West
NFGC-25-2593	160	-45	47	657971	5427842	Keats West
NFGC-25-2595	300	-45	101	658765	5427204	Industrial Terrace
NFGC-25-2597	45	-90	77	657935	5428009	Keats West
NFGC-25-2598	300	-45	104	658563	5427151	Industrial Terrace

NFGC-25-2599	240	-55	92	657969	5427854	Keats West
NFGC-25-2600	0	-70	113	657962	5428016	Keats West
NFGC-25-2602	45	-65	77	657929	5427889	Keats West
NFGC-25-2603	45	-45	65	657929	5427889	Keats West
NFGC-25-2604	300	-45	149	660600	5427496	Waste Rock Storage Facility
NFGC-25-2605	45	-65	80	657939	5427920	Keats West
NFGC-25-2606	45	-65	62	657945	5427969	Keats West
NFGC-25-2607	0	-70	68	657967	5427890	Keats West
NFGC-25-2609	45	-65	71	657922	5427951	Keats West
NFGC-25-2610	0	-70	86	657975	5427917	Keats West
NFGC-25-2612	45	-65	83	657949	5427940	Keats West
NFGC-25-2613	105	-50	152	658027	5427807	Keats West
NFGC-25-2614	300	-45	101	660423	5427577	Waste Rock Storage Facility
NFGC-25-2616	20	-55	80	658108	5428056	Keats West
NFGC-25-2617	300	-45	110	660254	5427674	Waste Rock Storage Facility
NFGC-25-2618	240	-65	170	658025	5427862	Keats West
NFGC-25-2619	30	-55	110	658068	5427978	Keats West
NFGC-25-2621	300	-45	104	660079	5427777	Waste Rock Storage Facility
NFGC-25-2622	110	-52	122	658122	5427970	Keats West
NFGC-25-2623	110	-52	146	658079	5427881	Keats West
NFGC-25-2625	300	-45	98	660179	5427950	Waste Rock Storage Facility
NFGC-25-2630	300	-45	101	660351	5427851	Waste Rock Storage Facility
NFGC-25-2634	300	-45	107	660454	5428022	Waste Rock Storage Facility
NFGC-25-2638	300	-45	101	660279	5428123	Waste Rock Storage Facility
NFGC-25-2642	300	-45	107	659906	5427875	Waste Rock Storage Facility
NFGC-25-2645	300	-45	110	659733	5427977	Waste Rock Storage Facility
NFGC-25-2649	297	-49	101	659833	5428150	Waste Rock Storage Facility
NFGC-25-2654	300	-45	119	660010	5428048	Waste Rock Storage Facility
NFGC-25-2657	300	-45	110	660106	5428223	Waste Rock Storage Facility
NFGC-25-2660	300	-45	119	659932	5428323	Waste Rock Storage Facility
NFGC-25-2662	300	-45	164	660405	5428743	Waste Rock Storage Facility
NFGC-25-2664	299	-45.5	101	659759	5428423	Waste Rock Storage Facility
NFGC-25-2667	300	-45	104	659859	5428593	Waste Rock Storage Facility
NFGC-25-2668	300	-45	107	660233	5428843	Waste Rock Storage Facility
NFGC-25-2670	300	-45	113	660058	5428944	Waste Rock Storage Facility
NFGC-25-2671	300	-45	104	660031	5428495	Waste Rock Storage Facility
NFGC-25-2674	300	-45	98	660206	5428397	Waste Rock Storage Facility
NFGC-25-2676	300	-45	101	659885	5429045	Waste Rock Storage Facility
NFGC-25-2677	300	-45	101	659787	5428870	Waste Rock Storage Facility
NFGC-25-2678	300	-45	101	658485	5427027	Industrial Terrace
NFGC-25-2679	300	-45	104	660378	5428298	Waste Rock Storage Facility
NFGC-25-2681	300	-45	104	660480	5428468	Waste Rock Storage Facility
NFGC-25-2682	300	-45	104	658893	5427133	Industrial Terrace
NFGC-25-2683	300	-45	107	660160	5429116	Waste Rock Storage Facility
NFGC-25-2684	301	-45	104	660306	5428570	Waste Rock Storage Facility
NFGC-25-2685	300	-45	101	658683	5427083	Industrial Terrace
NFGC-25-2687	300	-45	101	660333	5429016	Waste Rock Storage Facility
NFGC-25-2688	300	-45	107	660133	5428670	Waste Rock Storage Facility
NFGC-25-2689	300	-45	104	658618	5426946	Industrial Terrace
NFGC-25-2691	300	-45	101	660774	5429214	Overburden Storage Facility

NFGC-25-2692	300	-45	107	658765	5426859	Industrial Terrace
NFGC-25-2693	300	-45	92	660428	5429413	Overburden Storage Facility
NFGC-25-2694	300	-45	161	659450	5428569	Waste Rock Auxiliary
NFGC-25-2695	300	-45	101	660736	5429351	Overburden Storage Facility
NFGC-25-2696	300	-45	104	660464	5429276	Overburden Storage Facility
NFGC-25-2698	300	-45	104	660700	5429486	Overburden Storage Facility
NFGC-25-2700	300	-45	101	660500	5429140	Overburden Storage Facility
NFGC-25-2701	300	-45	101	659500	5428450	Waste Rock Auxiliary
NFGC-25-2702	300	-45	110	660664	5429623	Overburden Storage Facility
NFGC-25-2703	300	-45	119	659391	5428425	Waste Rock Auxiliary
NFGC-25-2704	300	-45	104	660537	5429003	Overburden Storage Facility
NFGC-25-2705	300	-45	113	659380	5428760	Waste Rock Auxiliary
NFGC-25-2706	300	-45	101	661010	5429423	Overburden Storage Facility
NFGC-25-2707	300	-45	104	659405	5428331	Waste Rock Auxiliary
NFGC-25-2708	300	-45	101	660861	5429051	Overburden Storage Facility
NFGC-25-2709	300	-45	134	659412	5428828	Waste Rock Auxiliary
NFGC-25-2710	300	-45	107	660974	5429559	Overburden Storage Facility
NFGC-25-2711	300	-45	116	659317	5428296	Waste Rock Auxiliary
NFGC-25-2712	300	-45	101	660929	5429700	Overburden Storage Facility
NFGC-25-2713	300	-45	101	659542	5428753	Waste Rock Auxiliary
NFGC-25-HY-001	0	-90	44	658780	5428112	Iceberg East
NFGC-25-HY-002	130	-45	231	657743	5427453	Cokes
NFGC-25-HY-003	125	-46	146	658122	5427968	Keats West
NFGC-25-HY-004	160	-45	227	658308	5428508	Powerline
NFGC-25-HY-005	139	-46	173	658675	5429215	Monte Carlo
NFGC-25-HY-006	300	-45	181	659157	5429800	Jackpot
NFGC-25-MW-01D	0	-90	30	659297	5427634	Mineralized Stockpile
NFGC-25-MW-01S	0	-90	9	659297	5427636	Mineralized Stockpile
NFGC-25-MW-02D	0	-90	31	658736	5428900	Lotto
NFGC-25-MW-02S	0	-90	6	658735	5428902	Lotto
NFGC-25-MW-03D	0	-90	29	659260	5429986	Jackpot
NFGC-25-MW-08D	0	-90	27	658291	5427910	Keats North
NFGC-26-2715	299	-45.5	101	659615	5428884	Waste Rock Auxiliary
NFGC-26-2718	300	-45	107	659589	5428986	Waste Rock Auxiliary
NFGC-26-2721	300	-45	119	659594	5429069	Waste Rock Auxiliary
NFGC-26-2723	300	-45	104	659514	5428855	Waste Rock Auxiliary
NFGC-26-2729	300	-45	101	659486	5428959	Waste Rock Auxiliary
NFGC-26-2733	300	-45	101	659384	5428930	Waste Rock Auxiliary
NFGC-26-2736	300	-45	101	659451	5429065	Waste Rock Auxiliary
NFGC-26-2738	300	-45	107	659522	5428351	Waste Rock Auxiliary
NFGC-26-2743	300	-45	104	659549	5428249	Waste Rock Auxiliary
NFGC-26-2747	300	-45	104	659447	5428220	Waste Rock Auxiliary
NFGC-26-2751	300	-45	101	659344	5428194	Waste Rock Auxiliary
NFGC-26-2753	300	-45	122	659242	5428167	Waste Rock Auxiliary
NFGC-26-2756	299	-46	107	659529	5428606	Waste Rock Auxiliary

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep and condemnation holes, the core size may be reduced to NQ. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. ("ALS") since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation and gold analysis in Thunder Bay, Ontario.  ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For "routine" samples that do not have VG identified, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory's internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold's quality control protocols.

New Found Gold's quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company's Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and the Hammerdown Gold Project, which includes the Hammerdown deposit and fully permitted milling and tailings facilities. The Company is currently focused on advancing its flagship Queensway to production and bringing the Hammerdown deposit into commercial gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

Through 2025, New Found Gold built a new board of directors and management team and has a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form at https://newfoundgold.ca/contact/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp and https://x.com/newfoundgold.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the Company's 2025 and 2026 drill programs on its Queensway Gold Project in Newfoundland and Labrador, Canada, and the timing, results, interpretation and use of the results; planned reporting of the remaining results from 2025 drilling and channel sampling from the Lotto excavation; the excavation programs and the timing and results thereof; future drill and excavation programs and the timing and focus thereof; exploration, drilling and mineralization at Queensway; the extent of mineralization and the continuity of high-grade gold mineralization; the planned conversion of mineral resources; the potential resource expansions; planned filing of an updated Technical Report for Queensway, including an updated mineral resource estimate, and the timing thereof; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.